[redacted]

08032286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 55165

SEC Mail Processing Section

OCT 29 2008

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/07 (MM/DD/YY) AND ENDING 8/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUSADA ADVISORY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 CYPRESS CIRCLE
(No. and Street)

WICHITA (City) KANSAS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC S. NAMEE (316) 267-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.
(Name – *if individual, state last, first, middle name*)

345 RIVERVIEW, STE 610 (Address) WICHITA (City) KANSAS (State) 67203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 11/06

OATH OR AFFIRMATION

I, ERIC S. NAMEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUSADA ADVISORY SERVICES, INC., as of AUGUST 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY DAWN TRAFFAS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 1/102/2008

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Busada Advisory Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Busada Advisory Services, Inc. (the Company), as of and for the year ended August 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

345 RIVERVIEW, SUITE 610 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX: (316) 267-9215 EMAIL: admin@gjcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gutschenritter & Johnson, L.L.C.

October 22, 2008

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended August 31, 2008

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes In Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as filed in Part IIA of Form X-17A-5	10
Schedule III - Exemption Under Rule 15c3-3	11

GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Busada Advisory Services, Inc.

We have audited the accompanying statement of financial condition of Busada Advisory Services, Inc. as of August 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. at August 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutschenritter & Johnson, L.L.C.

October 22, 2008

345 RIVERVIEW, SUITE 610 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX: (316) 267-9215 EMAIL: admin@gjcpas.com

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
August 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 17,808
Commissions receivable	1,883
Prepaid expenses	18,000
TOTAL CURRENT ASSETS	37,691
PROPERTY AND EQUIPMENT	
Office equipment and furniture	6,341
Less accumulated depreciation	4,192
	2,149
	$ 39,840

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 6,725
Income taxes payable	276
Payroll taxes payable	30
TOTAL CURRENT LIABILITIES	7,031
DEFERRED INCOME TAXES	3,708
STOCKHOLDER'S EQUITY	
Common stock, no par value, 500 shares authorized, 300 issued and outstanding	6,000
Retained earnings	23,101
	29,101
	$ 39,840

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF INCOME
For the year ended August 31, 2008

REVENUES	
Commissions	$ 78,016
Interest	323
TOTAL REVENUES	78,339
EXPENSES	
Depreciation	1,073
Other operating expenses	59,148
	60,221
NET INCOME BEFORE INCOME TAXES	18,118
INCOME TAX EXPENSE	3,737
NET INCOME	$ 14,381

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended August 31, 2008

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance at September 1, 2007	300	$ 6,000	$ 8,720	$ 14,720
Net Income	–	–	14,381	14,381
Balance at August 31, 2008	300	$ 6,000	$ 23,101	$ 29,101

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended August 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 14,381
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	1,073
Increase in prepaid expenses	(18,000)
Decrease in commissions receivable	240
Decrease in accrued expenses	(5,537)
Increase in deferred income taxes	3,191
Decrease in payroll taxes payable	(17,693)
Increase in income taxes payable	26
NET CASH USED IN OPERATING ACTIVITIES	(22,319)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment	(414)
NET CASH USED IN INVESTING ACTIVITIES	(414)
NET DECREASE IN CASH	(22,733)
CASH AT BEGINNING OF YEAR	40,541
CASH AT END OF YEAR	$ 17,808
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 520

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

History and Business Activity

Busada Advisory Services, Inc. (The Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states.

Revenue Recognition

Commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents. For the year ended August 31, 2008, cash and cash equivalents consisted of a demand deposit account and a money market account.

Property and Equipment

Property assets are stated at cost. Depreciation of tangible assets is provided using the straight-line method over the estimated useful lives of the related assets.

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Maintenance and repairs are charged to expense as incurred. Renewals and betterments extending the estimated lives of assets are capitalized.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

For the year ended August 31, 2008, a provision for income taxes has been made in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the year ended August 31, 2008.

NOTE C - DEPRECIATION OF PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the year ended August 31, 2008 was $1,073.

NOTE D - INCOME TAXES

Deferred income taxes represents the tax liability related to the temporary differences for income and expense recognition between financial statement reporting and income tax reporting. A provision has been made for the estimated taxes, at current rates, which will be paid in the future because of these temporary differences and has been classified as long-term.

NOTE D - INCOME TAXES (Continued)

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment for tax purposes and the straight-line method for book purposes and certain prepaid items deducted for tax purposes.

Income tax expense consists of the following for the year ended August 31, 2008:

Current	$ 546
Deferred	3,191
	$ 3,737

NOTE E - OPERATING LEASE AGREEMENTS

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $14,500 for the year ended August 31, 2008.

NOTE F - SIGNIFICANT COMMISSION REVENUE

For the year ended August 31, 2008, commission revenue from two mutual fund companies accounted for 98% of total commission revenue.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2008, the Company had net capital of $8,779, which was $3,779 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.223 to 1 at August 31, 2008.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2008

Net capital	
Total stockholder's equity	$ 29,101
Deductions and charges	
Property and equipment less accumulated depreciation	2,149
Prepaid expenses	18,000
Net capital before haircuts	8,952
Haircuts on securities	
Money market ($8,645 at 2%)	173
Net capital	$ 8,779
Aggregate indebtedness	
Accrued expenses and other	$ 10,739
Total aggregate indebtedness	$ 10,739
Computation of basic net capital requirement	
Minimum dollar requirement	$ 5,000
Excess net capital	$ 3,779
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 7,705
Ratio of aggregate indebtedness to net capital	1.223 to 1

See independent auditors' report.

BUSADA ADVISORY SERVICES, INC.
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
As of August 31, 2008

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of August 31, 2008	$ 7,031
Adjustments	
Deferred income taxes	3,708
TOTAL AGGREGATE INDEBTEDNESS ON SCHEDULE I	$ 10,739
NET CAPITAL	
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of August 31, 2008	$ 30,487
Adjustments	
Deferred income taxes	(3,708)
Prepaid expenses	(18,000)
TOTAL NET CAPITAL ON SCHEDULE I	$ 8,779

See independent auditors' report.

BUSADA ADVISORY SERVICES, INC.
SCHEDULE III - EXEMPTION UNDER RULE 15c3-3
As of August 31, 2008

The Company claims exemption from Rule 15c3-3 under rule section (k)(1) - Limited business (mutual funds and/or variable annuities only).

See independent auditors' report.

END